UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 21, 2025, Bit Origin Ltd (the “Company”) received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its ordinary shares, par value US$0.30 per share (“Ordinary Shares”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Ordinary Shares, and the shares will continue to trade uninterrupted under the symbol “BTOG.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until August 20, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company 's Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by August 20, 2025, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If Nasdaq determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible for the additional compliance period, Nasdaq will provide notice that the Ordinary Shares will be subject to delisting. The Company would have the right to appeal a determination to delist its Ordinary Shares to a hearings panel.

On February 25, 2025, the Company issued a press release entitled “BTOG Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency.” A copy of the please release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - BTOG Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board